SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

QIAGEN N.V.
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N72482123
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N72482123	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Burlington Loan Management DAC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,253,052
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,253,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,253,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N72482123	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,253,052
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,253,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,253,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON PN

CUSIP No. N72482123	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,253,052
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,253,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,253,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N72482123	SCHEDULE 13D	Page 5 of 18 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares, par value €0.01 per share (the "Ordinary Shares") of QIAGEN N.V., a public limited liability company organized under the laws of The Netherlands (the "Issuer"). The Issuer's principal executive offices are located at Hulsterweg 82, 5912 PL Venlo, The Netherlands.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Burlington Loan Management DAC, a designated activity company limited by shares organized under the laws of Ireland ("Burlington"). DKCM (as defined below) is the investment manager of Burlington. DKCM is responsible for the voting and investment decisions of Burlington;

(ii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to Burlington ("DKCM"). Davidson Kempner European Partners, LLP, is a sub-advisor of DKCM ("DKEP"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "Managing Members"); and

(iii) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by Burlington reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of Burlington is 5th Floor, The Exchange, George’s Dock, IFSC, Dublin 1, D01 W3P9. The address of the principal business office of each of the other Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

CUSIP No. N72482123	SCHEDULE 13D	Page 6 of 18 Pages

(c)	The principal business of Burlington is to invest in securities. The principal business of DKCM is the management of the affairs of Burlington and investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i) Burlington – an Irish designated activity company limited by shares

(ii) DKCM – a Delaware limited partnership

(iii) Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Ordinary Shares reported herein were derived from the general working capital of Burlington. A total of approximately $855,421,840 was paid to acquire the Ordinary Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Ordinary Shares because they believed that the Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity.

CUSIP No. N72482123	SCHEDULE 13D	Page 7 of 18 Pages

From time to time, the Reporting Persons have expressed their opinions about the offer by Quebec B.V. to acquire all of the issued Ordinary Shares (the "Tender Offer") to the Issuer's supervisory board of directors (the "Supervisory Board"), and certain members of management of the Issuer. Most recently, on July 16, 2020, DKEP sent a letter to the Supervisory Board and certain members of management of the Issuer in the form of a press release (the "July 16 Letter"), providing, among other things, that the Issuer is severely undervalued by the current Tender Offer and the current offer of €43 per Ordinary Share pursuant to the Tender Offer is wholly inadequate and, accordingly, the Reporting Persons do not intend to tender their Ordinary Shares in the Tender Offer at such price. This description of the July 16 Letter is qualified in its entirety by reference to the full text of the July 16 Letter, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference herein.

The Reporting Persons have engaged and may continue to engage in discussions with management, the Issuer's managing board of directors (the "Managing Board"), the Supervisory Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Ordinary Shares and the Issuer, including, without limitation, the Tender Offer, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization and strategic plans of the Issuer or of any subsidiary of the Issuer or other entity in which the Issuer may have an investment (the foregoing "Related Entities"). From time to time, the Reporting Persons may send additional letters to the Managing Board, the Supervisory Board or certain members of management of the Issuer expressing their views on, among other things, the Tender Offer and the value of the Ordinary Shares. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization or strategic plans of the Issuer or any Related Entity, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management of the Issuer, the Managing Board or the Supervisory Board or any Related Entity, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer and/or any Related Entity as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Supervisory Board or the board of directors of any Related Entity, proposing changes in the operations, governance, capitalization, use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer or any Related Entity, purchasing additional, or selling some or all of, their Ordinary Shares or shares of any Related Entity, engaging in short selling of or any hedging or similar transactions with respect to the Ordinary Shares or shares of any Related Entity and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Ordinary Shares or shares of any Related Entity.

CUSIP No. N72482123	SCHEDULE 13D	Page 8 of 18 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Ordinary Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 228,639,798 Ordinary Shares reported to be issued and outstanding as of July 17, 2020 in the Issuer's Supplemental Joint Reasoned Statement of the Managing Board and the Supervisory Board attached as Exhibit 99(a)(6) to Amendment No. 9 to the Schedule 14D on Form SC 14D9-A filed with the Securities and Exchange Commission (the "SEC") on July 22, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Ordinary Shares reported herein effected during the last sixty days is set forth in Schedule B, which is attached hereto and is incorporated herein by reference. All of the transactions in the Ordinary Shares listed therein were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Certain funds managed by DKCM hold an aggregate of $19,600,000 principal amount of the Issuer's 1.000% Senior Unsecured Convertible Notes due 2024, the terms of the Notes are described in the Issuer's SEC filings.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

CUSIP No. N72482123	SCHEDULE 13D	Page 9 of 18 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	July 16 Letter.

Exhibit 2:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. N72482123	SCHEDULE 13D	Page 10 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 3, 2020	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Burlington Loan Management DAC.

CUSIP No. N72482123	SCHEDULE 13D	Page 11 of 18 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: Burlington Loan Management DAC ("Burlington")

The following sets forth the name, position, address, principal occupation and citizenship of any other control person, director and/or executive officer of Burlington:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Roddy Stafford	Director/Solicitor	Ireland	Director/Solicitor, Burlington	10 Herbert Park, Ballsbridge, Dublin 4, Ireland
Christian Currivan	Director/Solicitor	Ireland	Director/Solicitor, Burlington	55 Nutley Lane, Donnybrook, Dublin 4, Ireland
Tom Domanski	Director	United Kingdom	Managing Director, Legal Counsel of DKEP	1 New Burlington Place, 3rd Floor, London W1S 2HR
Eric Sacks	Director	United States	Managing Director, Co-Chief Operating Officer, Chief Financial Officer of DKCM	520 Madison Avenue, 30th Floor, New York, NY 10022

CUSIP No. N72482123	SCHEDULE 13D	Page 12 of 18 Pages

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

CUSIP No. N72482123	SCHEDULE 13D	Page 13 of 18 Pages

SCHEDULE B

Transactions in the ORDINARY SHARES of the Issuer
During the Last 60 Days

The following tables set forth all transactions in the Ordinary Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
6/23/2020	90,000	42.92
6/23/2020	130,000	42.89**
6/23/2020	93,500	42.87
6/23/2020	26,100	43.13
6/23/2020	170,000	43.05**
6/23/2020	1,350	43.16
6/23/2020	188,500	43.15
6/24/2020	128,811	43.04**
6/24/2020	180,000	43.00**
6/24/2020	76,189	43.01**
6/24/2020	80,000	42.88**
6/25/2020	9,686	43.16
6/25/2020	17,081	43.46
6/25/2020	3,100	43.47
6/25/2020	20,000	43.42
6/25/2020	98,091	42.95**
6/25/2020	117,719	43.04**
6/25/2020	30,000	43.06**
6/25/2020	75,594	43.01**
6/25/2020	130,000	42.93**
6/25/2020	211,246	43.11
6/26/2020	81,366	43.69
6/26/2020	81,841	43.67**
6/26/2020	140,000	43.63**
6/26/2020	75,000	43.55**
6/26/2020	73,190	43.72**
6/26/2020	213,370	43.76**
6/26/2020	125,000	43.64**
6/26/2020	181,219	43.52
6/26/2020	10,000	43.45
6/26/2020	457,665	43.68**
7/3/2020	38,000	42.78**
7/3/2020	860	42.85**
7/3/2020	1,407	42.83**
7/3/2020	120,000	42.77**
7/6/2020	14,100	43.16

CUSIP No. N72482123	SCHEDULE 13D	Page 14 of 18 Pages

7/6/2020	23,773	43.18
7/6/2020	66,405	43.18
7/6/2020	18,866	43.22**
7/6/2020	7,300	43.12
7/6/2020	9,296	43.24**
7/7/2020	52,378	43.15**
7/7/2020	137	43.15**
7/7/2020	1,025	43.17**
7/7/2020	60,000	43.16**
7/8/2020	150,000	43.42**
7/8/2020	174,432	43.49**
7/8/2020	50,000	43.57**
7/9/2020	70,000	43.39**
7/9/2020	9,477	43.37**
7/9/2020	75,000	43.93**
7/9/2020	18,700	44.06
7/9/2020	400	43.61
7/10/2020	145,000	44.94**
7/10/2020	50,000	45.12**
7/10/2020	5,050	45.27**
7/10/2020	32,783	44.72**
7/10/2020	12,167	45.48**
7/10/2020	25,000	45.24**
7/13/2020	220,400	45.79**
7/15/2020	125,000	46.44**
7/15/2020	450,000	46.66**
7/15/2020	142,965	46.68**
7/16/2020	202,463	46.87**
7/16/2020	50,000	47.55**
7/16/2020	100,000	46.71**
7/16/2020	50,000	46.96**
7/16/2020	75,000	47.54**
7/16/2020	50,000	47.62**
7/16/2020	31,342	47.68**
7/16/2020	25,000	47.93**
7/17/2020	200,000	48.12**
7/17/2020	320,000	48.17**
7/17/2020	400,000	48.24**
7/17/2020	121,482	48.20**
7/17/2020	133,000	48.11**
7/17/2020	50,000	48.14**
7/17/2020	50,000	48.14**
7/17/2020	325,518	48.12**
7/20/2020	200,000	48.23**
7/20/2020	12,000	48.17**

CUSIP No. N72482123	SCHEDULE 13D	Page 15 of 18 Pages

7/21/2020	100,000	48.37**
7/21/2020	20,000	48.43**
7/21/2020	25,000	48.28**
7/21/2020	8,700	48.27**
7/21/2020	50,000	48.41**
7/22/2020	69,256	48.69**
7/22/2020	435,000	48.79**
7/22/2020	134,000	48.78**
7/22/2020	75,000	48.81**
7/22/2020	49,059	48.72**
7/22/2020	200,000	48.75**
7/22/2020	50,000	48.60**
7/22/2020	86,685	48.62**
7/22/2020	101,000	48.65**
7/28/2020	80,498	42.00**
7/28/2020	22,680	42.02**
7/28/2020	9,593	49.40
7/28/2020	19,600	49.60
7/28/2020	8,723	49.64
7/28/2020	15,976	49.61
7/28/2020	16,500	49.60
7/28/2020	147,456	49.29
7/28/2020	27,778	41.98**
7/29/2020	118,100	49.91
7/29/2020	351,245	42.48**
7/29/2020	2,700	50.02
7/29/2020	88,002	42.33**
7/29/2020	133,817	42.44**
7/29/2020	440,000	42.46**
7/29/2020	460,000	42.46**
7/29/2020	40,000	42.30**
7/29/2020	70,388	42.42**
7/29/2020	100,000	42.39**
7/29/2020	107,000	42.52**
7/29/2020	261,568	42.47**
7/29/2020	50,000	42.45**
7/29/2020	65,000	42.60**
7/29/2020	2,545	49.99
7/29/2020	20,100	50.00
7/29/2020	194,700	50.03
7/30/2020	834,303	42.91**
7/30/2020	456,551	42.84**
7/30/2020	305,000	42.86**
7/30/2020	131,627	42.89**
7/30/2020	20,340	42.81**

CUSIP No. N72482123	SCHEDULE 13D	Page 16 of 18 Pages

7/30/2020	100,000	42.86**
7/30/2020	62,995	42.75**
7/30/2020	193,572	50.31
7/30/2020	51,300	50.17
7/30/2020	50,000	50.33
7/30/2020	300	50.45
7/30/2020	1,700	50.38
7/31/2020	40,000	49.56
7/31/2020	25,000	42.43**
7/31/2020	25,000	42.45**
7/31/2020	50,000	42.27**
7/31/2020	35,000	42.25**
7/31/2020	40,000	42.25**
7/31/2020	75,000	42.28**
7/31/2020	25,000	42.26**
7/31/2020	30,000	42.24**
7/31/2020	35,000	42.23**
7/31/2020	82,767	42.09**
8/3/2020	52,809	42.49**
8/3/2020	599,035	42.44**
8/3/2020	38,192	42.38**
8/3/2020	50,000	42.23**
8/3/2020	71,859	42.43**
8/3/2020	47,956	42.25**
8/3/2020	148,974	42.53**
8/3/2020	60,000	42.44**
8/3/2020	6,165	42.54**
8/3/2020	50,000	42.60**
8/3/2020	310	42.50**
8/3/2020	12,000	42.31**

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).

** Denotes the Ordinary Shares that were purchased using euros. For purposes of this Schedule 13D, a conversion rate in effect on the applicable trade date was used for such trades.

CUSIP No. N72482123	SCHEDULE 13D	Page 17 of 18 Pages

EXHIBIT 1

To:

Dr. Håkan Björklund (Chairman of the Supervisory Board)

Stéphane Bancel (Supervisory Board Director)

Dr. Metin Colpan (Supervisory Board Director)

Prof. Dr. Ross Levine (Supervisory Board Director)

Prof. Dr. Elaine Mardis (Supervisory Board Director)

Lawrence A. Rosen (Supervisory Board Director and Chairman of the Audit Committee)

Elizabeth E. Tallett (Supervisory Board Director and Chairwoman of the Compensation Committee)

Thierry Bernard (Chief Executive Officer)

Roland Sackers (Chief Financial Officer)

Hulsterweg 82, 5912 PL Venlo, Netherlands

16 July 2020

Dear Members of the Supervisory Board and Management Board,

Davidson Kempner European Partners, LLP is the sub-adviser to Davidson Kempner Capital Management LP which acts as the discretionary investment manager to various funds which hold in aggregate 8,144,286 shares of Qiagen N.V. (the “Company”). This aggregate holding represents 3.6% of the share capital of the Company.

Increased Thermo Fisher Scientific (“Thermo”) Offer is a Step in the Right Direction but Falls Short of Fair Value of €48-52/share and Davidson Kempner Will Not be Tendering Its Shares.

We welcome the increased €43/share offer from Thermo announced today. While the increased offer is beginning to recognise the material positive uplifts to the Company’s business prospects, the revised offer price is still at a material discount to the fair value of the Company of €48-52/share. The revised offer of €43/share represents a P/E multiple of 19.3x on Davidson Kempner’s adjusted EPS of $2.54/share, which is below the Company’s historical trading range of 20-23x and does not incorporate any control premium. We are also disappointed with the Board of the Company, which has decided to reduce the acceptance condition in return for a price well below fair value.

We will not be tendering our shares into the revised offer. We encourage other shareholders to reject the offer and communicate their views to the Board of the Company.

/s/ Michael Herzog

Davidson Kempner European Partners, LLP

Mr. Michael Herzog

Partner

cc: Risto Koivula (Partner)

CUSIP No. N72482123	SCHEDULE 13D	Page 18 of 18 Pages

EXHIBIT 2

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: August 3, 2020	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Burlington Loan Management DAC.